Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 7 DATED AUGUST 1, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

•	to update our Risk Factors, and
•	to disclose information about the Company’s portfolio.

Risk Factors

The following disclosure is added as a new risk factor to our “Risk Factors” Section of the Prospectus immediately after the existing risk factor entitled “We could be negatively impacted by cybersecurity attacks” which appears on page 37 of the Prospectus.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing domestic and international requirements may cause the Company or its businesses to incur substantial costs or require the Company or one of its businesses to change its business practices. Any failure by the Company or by one of its businesses to comply with its own privacy policy, applicable association rules, or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against the Company or one of its businesses by governmental entities or others. Additionally, given the data collection and distribution focus of our Roundtable’s business, any failure could have a material impact on the use of its services by its customers.

Our Portfolio

The following disclosure supersedes and replaces the sub-section entitled “Auriemma Consulting Group” under the section “Our Portfolio” which appears on page 90 of the Prospectus.

Auriemma Consulting Group

Overview. On August 1, 2019, pursuant to the terms of the Purchase Agreement (defined below), we acquired a controlling interest in Auriemma U.S. Roundtables (“Roundtables”) through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Previously, on June 26, 2019, CNL Strategic Capital, LLC (referred to herein as “we”, “us”, “our” or the “Company”), through our indirect wholly-owned subsidiary, Roundtable Acquisition, LLC, entered into a Stock Contribution and Purchase Agreement (the “Purchase Agreement”) with Michael Auriemma, to acquire a controlling interest in Roundtables. After the closing of the acquisition of Roundtables, we will own approximately 81% of the outstanding equity, with the remaining equity owned by Mr. Auriemma, who will continue to serve as a member of Roundtables’ board of directors. Under the Purchase Agreement, Mr. Auriemma has the opportunity to earn up to an additional $2.0 million based on the achievement by Roundtables of certain performance metrics in fiscal year 2019. The final purchase price is subject to this and other post-closing adjustments.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). Roundtables offers membership in any of 30+ topic-specific roundtables across five verticals (credit cards, auto finance, retail banking, wealth management and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry.

History. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry. Roundtables is a market leader in the consumer finance industry and is currently six times larger than its closest direct competitor. We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 5% of revenue.

Investment Highlights. Roundtables serves approximately 100 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90% client retention and high levels of engagement with core value drivers. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. Membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 11% since 2008.

The total revenue for Roundtables for the year ended December 31, 2018 was approximately $10.1 million, of which, the vast majority represented membership fees. Roundtables’ total revenue has grown at a compound annual growth rate of approximately 16% from 2005 to 2018.

In late 2007, the U.S. economy entered a recession that officially lasted until June 2009, although the effects continued thereafter. While economic recessions or downturns could impair our businesses and harm our operating results, we believe the Roundtables business has a low correlation to overall market cycles. For example, we note that Roundtables increased its memberships by 23% during the years 2008 to 2010.

Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.